Linklaters LLP One Silk Street London EC2Y 8HQ Telephone (+44) 20 7456 2000 Facsimile (+44) 20 7456 2222 DX Box Number 10 CDE

John Reynolds, Assistant Director

Pamela Howell, Special Counsel

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549 7010

United States

By EDGAR AND COURIER	January 15, 2013

Re:	Sibanye Gold Limited
Draft Registration Statement on Form 20-FR
Submitted December 20, 2012
File No. 377-00029
CIK No. 0001561694

Dear Mr. Reynolds and Ms. Howell,

We refer to your letter dated January 10, 2013 setting forth the comments of the Staff to the filing listed above. We have set forth below the text of the Staff’s comments, followed in each case by our response. Concurrently with the submission of this letter, Sibanye Gold Limited (the “Company”) is publicly filing its draft registration statement on Form 20-F (the “20-F”) on EDGAR, which amends the 20-F filed with the Commission on December 20, 2012. Capitalized terms used in this letter have the meanings ascribed thereto in the 20-F. All page references below are to the blacklined version of the 20-F that has been filed on EDGAR and delivered to you by courier today.

General

We wish to inform the Staff that the Company has updated the mineral reserve information provided in the 20-F to reflect the reserve statement of the Company as at December 31, 2012. Further, as noted above, the Company is making a public filing of its draft registration statement on a preliminary basis. The Company will file the Deposit Agreement among it, the Depositary and the holders of the Company’s ADRs as an exhibit in a future filing, once the Deposit Agreement has been agreed. The Company will also provide the names and information regarding additional directors and committee memberships once these appointments have been made.

This communication is confidential and may be privileged or otherwise protected by work product immunity.

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Forward-Looking Statements, page vii

1.	Many of the statements in your submission relate to present facts or conditions, rather than to historical facts or future events. In light of this, the final sentence in the first paragraph of this section beginning, “Statements in this registration statement that are not historical facts…,” appears to be overly broad. Please narrow your statement accordingly or remove it.

Response

The Company acknowledges the Staff’s comment and the relevant sentence has been deleted. Please see revised disclosure on page vii.

Risk Factors, page 18

Risks related to South Africa, page 26

Sibanye Gold’s mineral rights are subject to legislation…., page 32

2.	We note that you deleted the reference to having met the “15% minimum HDSA ownership guideline.” Please revise where you address potential consequences to your ownership structure and mining rights to indicate, if true, that you meet the ownership guideline.

Response

The Company acknowledges the Staff’s comment and respectfully informs the Staff that, as indicated on page 33, the Company believes that the BEE status of Sibanye Gold is unaffected by the Spin-off and it has met the relevant BEE equity requirements, which include both the 2009 15% HDSA ownership threshold and the 2014 26% HSDA ownership threshold.

Item 4: Information on the Company, page 40

Organizational Structure, page 43

3.	Please provide disclosure here or under “Mechanics of the Spin-off” on page 164 clarifying the share ownership of Sibanye Gold prior to and after the transaction. In this regard, it is unclear if the shares to be received by Gold Fields as described in response to prior comment 10 will be distributed pro rata to Gold Fields’ shareholders in the spin-off.

Response

The Company acknowledges the Staff’s comment and has revised the 20-F to explain that all of the Sibanye Gold shares, including those subscribed for by Gold Fields, will be distributed on a pro rata basis by Gold Fields to its shareholders in the Spin-off. Please see revised disclosure on page 164.

Item 6: Directors, Senior Management and Employees, page 141

Board Committees, page 145

4.	We note in your description of the Social & Ethics Committee of the Board you indicate it is “responsible for discharging its statutorily imposed duties as contemplated in section 72 of the Companies Act and the applicable regulations.” Please provide a brief description of these section 72 statutorily imposed duties.

Response

The Company acknowledges the Staff’s comment and has revised the 20-F to provide a description of the duties imposed by Section 72 of the Companies Act and related regulations. Please see revised disclosure on page 145.

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Thank you for your assistance thus far and your prompt review of our responses would be greatly appreciated. We are available to discuss any of the foregoing and to the extent that you have any questions please do not hesitate to contact the undersigned at +44 20 7456 3223 or via email at tom.shropshire@linklaters.com.

Sincerely,

/s/ Thomas B. Shropshire, Jr.

Thomas B. Shropshire, Jr.

cc:	Tia Jenkins, Securities and Exchange Commission
Ronald E. Halper, Securities and Exchange Commission
Jamie Kessel, Securities and Exchange Commission
George Schuler, Securities and Exchange Commission
Paul A. Schmidt, Gold Fields Limited
Michael Fleischer, Gold Fields Limited
Neal Froneman, Sibanye Gold Limited
Charl Keyter, Sibanye Gold Limited